07022798

007 ADITYA BIRLA GROUP April 16, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 12(g)3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub: Intimation of Acquisition of Shares

In terms of Regulation 7(3) of SEBI (Substantial Acquisition & Takeover) Regulation, 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulation, 1992, we hereby inform that M/s IGH Holdings Pvt. Ltd. has acquired by way of preferential allotment 67,500,000 Equity Shares of Rs. 1/- of the Company in terms of resolution passed by members of the Company in their meeting held on 28th March 2007 and Chapter XIII of SEBI (Disclosure & Investor Protection) Guidelines, 2000..

We are further enclosing herewith a statement to this effect in the format prescribed by such SEBI Regulations.

Thanking You

Yours Faithfully
For Hindalco Industries Ltd.

Anil Malik
General Manager & Company Secretary

Encl : as above

dlw 4/24

FORM A

Securities And Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13 (1) and (6)]
Acquisition of Equity Shares of Hindalco Industries Limited

Name and address of shareholder with telephone number	Shareholding prior to acquisition	No. and percentage of shares / voting rights acquired	Receipt of allotment / advice. Date of acquisition (specify)	Date of intimation to Company	Mode of acquisition (market purchase / public / rights / preferential offer, etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value (Rs.)
1	2	3	4	5	6	7	8	9	10	11
IGH Holdings Private Limited Industry House 159 Churchgate Reclamation Mumbai - 400 020 Tel. No. : 022-2499 5526	16640330* equity shares 0.84%	67500000 fully paid up equity shares at a price of Rs. 173.87 per share Total - Rs. 117362.25 lakhs	Date of receipt of intimation of allotment of shares - 12/04/2007	13/04/2007	Shares allotted on 11/04/07 by Hindalco Industries Limited on preferential basis in acordance with the provisions of Chapter XIII of SEBI (DIP) Guidelines, 2000 and Section 81(1A) of the Companies Act, 1956	84140330** equity shares 6.87%	NA (as there is no trade through market)	NA	NA	NA

* consisting of 945990 fully paid up shares of Re.1/- each and 15694340 partly paid up shares, Rs. 0.50/- per share paid up
** consisting of 68445990 fully paid up shares of Re.1/- each and 15694340 partly paid up shares, Rs. 0.50/- per share paid up

For IGH HOLDINGS PRIVATE LIMITED

(SUSHIL AGARWAL)
Director

Place : Mumbai

Date : 13/04/07

IGH HOLDINGS PVT. LTD. Mumbai 9

Details of acquisition to Stock Exchange by target company in terms of Regulation 7(3)

Date of reporting	13 April 2007				
Name of Stock exchanges where shares of reporting company are listed.	• The Stock Exchange, Mumbai • National Stock Exchange of India Ltd. • Luxembourg Stock Exchange (GDRs)				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s) (A)	Date of Acquisition/ Date of receipt of information of allotment by acquirer. (B)	Mode of acquisition (market purchases/ interse transfer/ public/rights/ preferential offer (C)	No. & % of shares /voting rights acquired (D)	Shareholding of acquirers stated at (A) before acquisition (In terms of No. & % of shares/VRs) (E)	Shareholding of acquirers(s) stated at (A) after acquisition (In terms of No. & % of shares/VRs) (F)
IGH Holdings Pvt. Ltd.	12/04/2007	Preferential Offer	67,500,000 (6.08%)*	16,640,330 (0.84%)	84,140,330 (6.87%)

* Total Promoter / Promoter Group Holding as on 10/04/07 (before acquisition) – 26.58%
* Total Promoter / Promoter Group Holding as on 12/04/07 (after acquisition) – 31.05

For Hindalco Industries Ltd.

Anil Malik
General Manager &
Company Secretary

Place: Mumbai
Date:16 April 2007

END